July 19, 2011	Monica J. Shilling Member of the Firm
United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.W. Washington, D.C. 20549 Attention: John M. Ganley, Senior Counsel	d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com
Re:
Ares Capital Corporation (File Nos. 333-174716 & 814-663)

Dear Mr. Ganley:

Ares Capital Corporation (the "Fund") has today filed Amendment No. 1 ("Amendment No. 1") to its registration statement filed on Form N-2 on June 3, 2011 (the "Registration Statement"). The amendment sets forth the responses to the comments of the Staff of the Division of Investment Management (the "Staff") contained in your letter dated July 1, 2011 relating to the above-referenced filing.

Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure.

PROSPECTUS

Cover Page

1.    The fifth paragraph of the cover page indicates that each of the five types of securities registered may be sold separately or "as units comprised of any combination" of the other securities registered. Please provide us with the following:

  •
  An explanation as to why a unit should not be deemed a separate security;

  •
  An example of a "unit" and how it would be offered and priced; and

  •
  An explanation of how the Fund will ensure that a unit is priced in a manner that would not result in common shares sold below net asset value. See Section 23(b) of the Investment Company Act of 1940 ("Investment Company Act").

        The Fund has revised the cover page of the Registration Statement to refer to the registration of units in response to the Staff's comments. In addition, the Fund advises the Staff on a supplemental basis that a unit would typically consist of one or more securities, which would generally be offered and priced together as a whole security, rather than strictly by reference to the value of the underlying securities that comprise the unit. A typical unit might consist of one share of common stock and a warrant to purchase an additional share of common stock, and would generally be treated as a security in its own right. Any units issued under the Registration Statement will only contain other securities that have been registered on the Registration Statement, or that will be registered on another subsequent registration statement filed by the Fund under the Securities Act of 1933 (the "Securities Act").

United States Securities and Exchange Commission
July 19, 2011

        Units may or may not be traded on an exchange, depending upon the terms of their offer and sale. In addition, their components, other than any common stock included in a unit, may or may not be traded on an exchange. In connection with the issuance of any units comprised in part of shares of common stock, the Fund's board of directors would be required to separately determine the estimated portion of the purchase price of such units that is attributable to such shares, or the "Share Purchase Price" to ensure that such shares are not issued under net asset value (or if they are, that the Fund has the right to issue such shares under net asset value (e.g., pursuant to stockholder approval)).

2.    The fifth paragraph also states that the securities may be offered at prices and on terms to be described in one or more supplements to the prospectus. Please include in the registration statement a form of prospectus supplement for each type of security registered. In addition, please include an undertaking to file a post-effective amendment to the registration statement with respect to any rights offering.

        The Fund does not believe that the filing of forms of prospectus supplements for each type of security that may be offered under the Registration Statement is either required or appropriate. Specifically, neither the applicable provisions of the Securities Act, nor the requirements of Form N-2, explicitly or implicitly require registrants to file proposed prospectus supplements for each type of security that may be offered under a universal shelf registration statement.

        In addition, the Fund believes that, given the lack of actual terms with respect to the securities that might be issued under the Registration Statement, any proposed disclosure that would be included in a proposed prospectus supplement would be highly speculative and potentially misleading to the market. Such disclosure would, however, be included in the actual prospectus supplement delivered to each potential purchaser of those securities and filed with the Securities and Exchange Commission (the "Commission") on or prior to such delivery, consistent with the approach that has traditionally been taken by business development companies in universal shelf offerings. In addition, the Fund confirms to the Staff that it will file a post-effective amendment to the Registration Statement prior to undertaking any rights offering thereunder where its stockholders are offered the right to subscribe for shares at a purchase price under net asset value.

Prospectus Summary — The Company — Overview (Page 1)

3.    The first paragraph of this section identifies Ivy Hill Asset Management, L.P. as an adviser that is a wholly-owned portfolio company of the Fund. Please explain to us how the Fund's ownership of Ivy Hill Asset Management, L.P. is consistent with Section 12(d)(3), which applies to business development companies through Section 60 of the Investment Company Act.

        The Fund notes that Ivy Hill Asset Management, L.P. ("IHAM") is currently exempt from the registration requirements of the Investment Adviser's Act of 1940, as amended (the "Adviser's Act") pursuant to Section 203(b)(3) of the Adviser's Act, as IHAM currently has less than 15 clients. Although Section 203(b)(3) will be removed from the Adviser's Act on July 21, 2011, IHAM has until March 30, 2012 to register as an investment adviser if no other exemptions are available. Accordingly, the Fund respectfully submits that the Fund's ownership of IHAM is consistent with Section 12(d)(3) of the Investment Company Act. The Fund acknowledges that if IHAM is required to register as an investment adviser under the Adviser's Act that the Fund would, absent appropriate exemptive relief, be prohibited from making any further investments in IHAM pursuant to Section 12(d)(3) of the Investment Company Act. As disclosed in the risk factor entitled "Changes in laws or regulations governing our operations or the operations of our portfolio companies, changes in the interpretation thereof or newly enacted laws or regulations, such as the Dodd-Frank Act, and any failure by us or our portfolio companies to comply with these laws or regulations, could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies." on page 38 of Amendment No. 1, the Fund is currently seeking relief from the Commission to enable it to continue to invest in IHAM following any registration by IHAM as a registered investment adviser.

United States Securities and Exchange Commission
July 19, 2011

Prospectus Summary — The Company — Recent Developments (Page 5)

4.    The last paragraph of this section indicates it was expected that the 2011 annual stockholders meeting would take place on June 6, 2011. Please update the registration statement to reflect the results of that meeting.

        The Fund has updated the Registration Statement to reflect the results of the 2011 annual stockholders meeting, as applicable.

Fees and Expenses (Page 16)

5.    In the table of Stockholder transaction expenses, the second caption in the table states "Offering expenses borne by us (as a percentage of offering price)." As all offering expenses are paid either directly or indirectly by shareholders, please delete the words "borne by us" from this caption. Similarly, please delete "by us" from the fourth caption of the table concerning total stockholder transaction expenses.

        The Fund has deleted the words "borne by us" from the second caption in the table and "by us" from the fourth caption of the fee table on page 16 of Amendment No. 1.

6.    Please confirm that the income tax expenses of the Fund have been included in the fee table.

        The fee table on page 16 of Amendment No. 1 has been updated to include income tax expenses of the Fund.

Management — Biographical Information (Page 125)

7.    Please ensure and clarify that the information provided for the directors includes other directorships held during the past 5 years. See Items 18.1 and 18.6(b) of Form N-2. The biographical information for each director includes a discussion of the director's particular experience, qualifications, attributes or skills that lead to the conclusion that the individual should serve as a director. To enable investors to find this information more easily, please either move this information to a separate section or provide an appropriate caption for such information under each director's biographical information.

        The biographical information about each director includes all directorship held by each such director during the past 5 years. The Fund has revised the biographical information section beginning on page 123 of Amendment No. 1 to enable investors to more easily find the discussion regarding each director's particular experience, qualification, attributes and skills.

Description of Our Capital Stock — Provisions of the Maryland General Corporation Law and Our Charter and Bylaws — Control Share Acquisition (Page 175)

8.    The last paragraph of this section provides that the Fund's bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of the Fund's stock. Please clarify that all shares of the Fund, including control shares, will have voting rights. This section also states that the bylaws would be amended to subject the Fund to the Control Share Acquisition Act only if the board determines it would be in the best interest of the Fund based on the determination that being subject to the Control Share Acquisition Act does not conflict with the Investment Company Act. Please disclose that the Fund would consult with the staff of the Commission prior to amending its bylaws to repeal the exemption.

        The Fund has made the requested changes on page 173 of Amendment No. 1.

United States Securities and Exchange Commission
July 19, 2011

Legal Matters (Page 209)

9.    This section states that the legality of the securities offered will be passed upon by Proskauer Rose, LLP, Los Angeles, California and Venable LLP, Baltimore. Please include in Part C to registration statement an undertaking that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement.

        The Fund does not believe that adding such an undertaking the Registration Statement is required. Specifically, neither the applicable provisions of the Securities Act, nor the form requirements of Form N-2, explicitly or implicitly require registrants to include such an undertaking in a registration statement. The Fund, however, hereby confirms that it will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendments to the registration statement.

GENERAL COMMENTS

10.    Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        The Fund acknowledges that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

11.    We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any preeffective amendments.

        The Fund acknowledges that the Staff may have additional comments on the disclosures made in response to Staff comments, on information supplied in this letter or otherwise supplementally or on any exhibits added in pre-effective amendments.

12.    If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

        The Fund intends to omit information with respect to the following items from the form of prospectus included with the Registration Statement that is declared effective in reliance on 430C under the Securities Act: public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates and terms of securities dependent upon the offering date. The Fund has furnished the undertaking required by Item 34.4 of Form N-2 and will file the form of prospectus with the Commission pursuant to Rule 497 of the Securities Act of 1933.

13.    Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

        The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

14.    Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

        The Fund notes that Amendment No. 1 and this letter dated July 19, 2011 set forth the Fund's responses to the Staff's comments.

15.    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

United States Securities and Exchange Commission
July 19, 2011

        The Fund understands that:

          (a)   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

          (b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544. In addition, we would greatly appreciate any additional comments by facsimile to (310) 557-2193.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:
Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation